August 29, 2025

VIA EDGAR

Ms. Marion Graham

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE Washington, D.C. 20549

Re:	Lucas GC Limited (CIK No. 0001954694)
Registration Statement on Form F-3 (File No. 333-286651)
Withdrawal of Acceleration Request

Dear Ladies and Gentlemen:

Reference is made to our letter filed as correspondence via EDGAR on August 27, 2025, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for April 29, 2025 at 4:00 p.m. ET, or as soon as thereafter practicable in accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time, and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

Lucas GC Limited

By:	/s/ Howard Lee
Name:	Howard Lee
Title:	Chairman and Chief Executive Officer